EXHIBIT 99.1


                                NB FINANCE, LTD.
                           CODE OF CONDUCT AND ETHICS




Appendix


Purpose of Code ............................................................2
Compliance with Laws, Rules and Regulations.................................2
Conflicts of interest.......................................................2
Confidentiality.............................................................3
Discrimination, Harassment and Retaliation..................................4
Protection and Proper Use of Company Assets.................................4
Protecting Computerized Data and Using Electronic Networks..................4
Respect for the Organization and Fair Dealing...............................5
Disclosure and Record-Keeping...............................................5
Record Retention............................................................5
Improper Influence of Auditors..............................................6
Reporting...................................................................6
Discipline..................................................................6
Waivers or Amendment of the Code............................................6
Inquiries...................................................................6
Compliance with Code........................................................6

Schedule - Code of Conduct and Ethics - Statement of Compliance.............8





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                                NB FINANCE, LTD.
                           CODE OF CONDUCT AND ETHICS



1. Purpose of Code

It has always been the policy of NB Finance, Ltd. ("NB Finance") and its parent company, National Bank of Canada (the "Bank"), and the affiliates of the Bank, that all its activities should be conducted in accordance with the highest ethical standards and in compliance with all applicable governmental laws, rules and regulations. NB Finance believes that it is imperative that its directors, officers and employees act at all times in an honest and ethical manner in connection with their service to NB Finance and act at all times in the best interests of NB Finance in order to assure its future success.

The following information constitutes NB Finance's Code of Conduct and Ethics (the "Code"), which applies to all NB Finance directors, officers and employees and is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002, regulations promulgated thereunder, and the listing standards of the New York Stock Exchange ("NYSE"). For purposes of this Code, "employee" and "employees" include all of NB Capital's agents, service providers and all other persons working on NB Capital files pursuant to various service agreements.

This Code prescribes the minimum legal, moral and ethical standards required of all directors, officers and employees and is in addition to any other policies adopted by the Board of Directors from time to time. This Code cannot address every possible situation that may arise in conducting NB Finance's business. In situations which are not expressly addressed in this Code, each director, officer and employee is expected to exercise his or her judgment to act in a manner consistent with the intent of the policies set forth herein. If a director, officer or employee has a question as to the application of this Code in any situation, such director, officer or employee should discuss the matter with the President, the Chief Financial Officer or the Assistant Secretary of NB Finance, at the contact information mentioned below.

2. Compliance with Laws, Rules and Regulations

NB Finance is committed to conducting its business in strict compliance with the laws, rules and regulations that apply to it ("the Law"). No director, officer or employee of NB Finance is authorized to undertake any activities in the name of NB Finance, whether administrative, financial, operating or in any other capacity, that would violate, directly or indirectly, any Law. Nor should any director, officer or employee assist any third party in violating any Law, whether or not such assistance is itself a violation.

This Code does not summarize the Law that is applicable to NB Finance and its directors, officers and employees. Any questions on the Law should be directed to NB Finance's Assistant Secretary, who will address such questions to the appropriate advisors.

3. Conflicts of interest

Each director, officer and employee is expected to avoid situations where there could be, or could appear to be, a conflict of interest. A "conflict of interest" exists any time


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directors,  officers or employees face a choice between their personal  interest and the interest of NB Finance. A conflict of interest also exists when a director, officer or employee takes actions or has interests that make it difficult to perform his or her duties on behalf of NB Finance objectively, effectively and fairly. Questions regarding any relationship or transaction that could give rise to a potential conflict of interest should be reported to NB Finance's Assistant Secretary.

NB Finance's directors, officers and employees must plan personal relationships and business affairs so as to avoid situations that might lead to actual or perceived conflicts between the self-interest of such individuals and their obligations and duties to NB Finance and their shareholders. No director, officer or employee may work simultaneously for a direct or indirect competitor of NB Finance (excluding the Bank and any of its affiliates).

Conflicts of interest also arise when a director, officer or employee or a member of his or her family receives improper benefits as a result of his or her position with NB Finance. It is in particular forbidden to disclose or use personal or confidential information belonging to NB Finance and acquired in the performance of their duties for their own personal gain or that of someone else.

In the event a director, officer or employee becomes aware of an actual or possible conflict of interest, that person is required to inform NB Finance's President, Chief Financial Officer or Mr. Gil Cornblum, at the contact information mentioned below. NB Finance's Board of Directors will determine if a proposed transaction or relationship would involve a conflict of interest. If it is appropriate to grant a waiver from this Code, the waiver will be promptly disclosed to the public as required by applicable Law, in the event such waiver is granted to one or more of NB Finance's directors or executive officers. See
Section 17 of this Code.

4. Confidentiality

Each director, officer and employee has an obligation to safeguard NB Finance's confidential information (including electronic information). Furthermore, all NB Finance directors, officers and employees are required to maintain the confidentiality of all non-public information (including electronic information) entrusted to them by NB Finance, except when disclosure is authorized or legally mandated. This obligation applies not only to confidential information about NB Finance, but also to confidential information about its business partners and employees, as well as its parent company, the Bank, and the latter's subsidiaries. Directors, officers and employees are also prohibited from disclosing confidential information that they obtained at a previous company or employer, including, but not limited to, trade secrets.

During and subsequent to the term of directorship or employment of the director, officer or employee, respectively, each such director, officer and employee shall not directly or indirectly publish, disclose, describe or communicate confidential information, or authorize anyone else to do so for any purpose other than legitimate corporate purposes. Even within NB Finance, confidential information shall only be disclosed to those who



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have a business-related  "need to know".  Directors,  officers and employees are responsible for avoiding the release of non-public information. Should any questions regarding confidentiality obligations arise, NB Finance's President, Chief Financial Officer or Assistant Secretary should be consulted.

5. Discrimination, Harassment and Retaliation

NB Finance will not tolerate discrimination, harassment or retaliation. NB Finance's policy against discrimination applies to any legally protected status, including race, color, gender, religion, national origin, disability and age.

No director or officer may retaliate against an individual for bringing a complaint of discrimination or for participating in an investigation or proceeding involving a complaint of discrimination.

This policy also prohibits discrimination and retaliation against any person who provides information to a federal regulatory or law enforcement agency, a member of Congress or any committee of Congress, or to a supervisor concerning conduct which the person reasonably believes constitutes a violation of securities laws or any provision of federal law relating to fraud, including a violation of any NB Finance policy or of this Code.

6. Protection and Proper Use of Company Assets

All directors, officers and employees should protect NB Finance's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on NB Finance's profitability. All suspected incidents of fraud, theft or significant waste should be immediately reported for investigation to NB Finance's President, Chief Financial Officer or Mr. Gil Cornblum. All Company assets must be only used for legitimate business purposes.

The obligation of directors, officers and employees to protect NB Finance's assets includes its proprietary information. Proprietary information includes, but is not limited to, intellectual property such as trade secrets, trademarks and copyrights, as well as business strategies, investment and acquisition strategies, market research, business information and analysis, ideas, contacts, projections, financial models, plans, proposals, designs, databases, records and any other unpublished financial data and reports and all internally developed information. Unauthorized use or distribution of this information is a violation of NB Finance policy. It could also be illegal and result in civil or even criminal penalties.

7. Protecting Computerized Data and Using Electronic Networks

Computerized data are important NB Finance assets which ensure that NB Finance is positioned competitively in the market. Should any director, officer or employee become aware of a breach of computer security measures or an attempt to gain unauthorized access to NB Finance's computer systems, such director, officer or employee should inform NB Finance's President or Chief Financial Officer promptly.



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8. Respect for the Organization and Fair Dealing

All directors, officers and employees shall at all times refrain from declaring any event or making any statement that may discredit the quality of the services or products of NB Finance or tarnish its image or reputation with the general public. Directors, officers and employees should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. These obligations continue to apply after the term of directorship or termination of employment. Directors, officers and employees must avoid participating, directly or indirectly, in activities which may compromise NB Finance's interest, image or reputation. If any director, officer or employee is aware of any wrongful acts or fraudulent offences or know of any circumstances, events, deeds or actions that could be detrimental to NB Finance's interests or its reputation for integrity, such director, officer or employee is required to inform NB Finance's President, Chief Financial Officer or Mr. Gil Cornblum accordingly.

9. Disclosure and Record-Keeping

NB Finance is required to report its financial results and other information about its businesses to the Securities and Exchange Commission. NB Finance's senior financial officers and other officers and employees working in financial management and reporting have a responsibility to ensure that all of NB
Finance's financial disclosures are full, fair, accurate, timely and understandable. Such directors, officers and employees must understand and comply with generally accepted accounting principles as adopted by NB Finance and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

In addition, every director, officer and employee is required to follow prescribed accounting and reporting procedures. All of NB Finance's accounting books, records, reports and financial statements, as well as supporting papers, must accurately reflect and describe corporate transactions and must conform both to applicable legal requirements and to NB Finance's system of internal controls. The recordation of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues or expenses. No funds or assets may be maintained by NB Finance for any illegal or improper purpose and the creation and maintenance of undisclosed or unrecorded funds or assets is strictly prohibited. Any director, officer or employee having information or knowledge of any error, omission, inaccuracy or falsification in NB Finance's books, records, financial statements or other documents, or of any conduct not in conformity with the established internal accounting controls of NB Finance, should report the matter to Mr. Gil Cornblum, at the contact information mentioned below.

10. Record Retention

NB Finance ensures that proper record retention policies are in place. Records must always be retained or destroyed according to those policies. If a director, officer or employee is aware of an imminent or ongoing investigation, audit or examination initiated by NB Finance, by NB Finance's auditors or by any governmental agency, that director, officer or employee should retain all documents (including computer records) in


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his/her custody or control relating to the matter under review.  The destruction or falsification of a document in order to impede a governmental investigation, audit or examination may lead to prosecution for obstruction of justice. If a director, officer or employee is not sure if a document can be destroyed, or if that director, officer or employee has any questions on the retention of records, such director, officer or employee should contact NB Finance's President or Chief Financial Officer.

11. Improper Influence of Auditors

No director, officer or employee of NB Finance may take any action to fraudulently influence, coerce, manipulate or mislead the auditor of NB Finance's financial statements for the purpose of rendering those financial statements materially misleading. Any director, officer or employee having information or knowledge of such behaviour should report the matter to Mr. Gil Cornblum.

12. Reporting

Any complaints or concerns on any matter, including a violation of any NB Finance policy or of this Code, should be addressed either to the President, the Chief Financial Officer, the Assistant Secretary or to Mr. Gil Cornblum. There will be no retaliation against any person who provides information concerning a violation of any NB Finance policy or of this Code, as described in Section 6 of this Code.

13. Discipline

Failure to follow this Code can have substantial consequences. A failure to follow this Code may not only render a director, officer or employee personally liable for the legal or ethical violation (which may result in fines or even jail time), but may also subject such director, officer or employee to disciplinary proceedings, including termination.

14. Waivers or Amendment of the Code

Any waiver of this Code for the directors or executive officers of NB Finance may be made only by the Board of Directors and will be promptly disclosed as required by Law. Any amendment to this Code will also be promptly disclosed as required by Law.

15. Inquiries

Any inquiries concerning the application or interpretation of this Code should be addressed to NB Finance's President, Chief Financial Officer, Assistant Secretary or to Mr. Gil Cornblum.

16. Compliance with Code

Each director, officer and employee of NB Finance will be provided with a copy of this Code at the commencement of appointment or employment. This Code may be revised or supplemented from time to time to reflect changing Laws and ethical standards. Each director, officer and employee will receive periodic updates of this Code and is responsible for maintaining a working knowledge and understanding of this Code. At commencement of appointment or employment and each year thereafter, each such director, officer and employee will be required to sign an acknowledgement in the form attached hereto as a schedule, stating that he or she has read, understands and agrees to


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comply with the most recent version of this Code,  which will be retained by the
Assistant Secretary of NB Finance. A copy of this Code, as periodically updated, will also be available to directors, officers and employees, in NB Finance's annual report on Form 20-F.

Any questions regarding this Code can be forwarded to:

Martin Ouellet                                Jean Dagenais
President                                     Chief Financial Officer
1155 Metcalfe                                 600 de la Gauchetiere Street West
Ground Floor                                  7th Floor
Montreal, Quebec                              Montreal, Quebec
Canada, H3B 5G2                               Canada, H3B 4L2
Tel: (514) 394-8974                           Tel: (514) 394-6233

Vanessa Fontana                               Gil Cornblum
Assistant Secretary                           Attorney
600 de la Gauchetiere Street West             Dorsey & Whitney LLP
4th Floor                                     Canada Trust Tower
Montreal, Quebec                              BCE Place
Canada, H3B 4L2                               161 Bay Street, Suite 4310
Tel: (514) 394-8338                           Toronto, Canada, M5J 2S1
                                              Tel: (416) 367-7373




Reviewed and Approved by the Board of Directors on: December 23, 2003




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                                NB FINANCE, LTD.


              CODE OF CONDUCT AND ETHICS - STATEMENT OF COMPLIANCE
              ----------------------------------------------------


I, the undersigned, hereby acknowledge that I have read NB Finance's Code of Conduct and Ethics (the "Code") and have become familiar with its content.

I hereby agree to comply with the Code, as the same may be modified or supplemented from time to time.

To the best of my knowledge, I am not involved in any situation or position that conflicts or might appear to conflict with the Code.

I also agree to notify the President or the Chief Financial Officer of NB Finance, Ltd., or Mr. Gil Cornblum or such other appropriate person identified in the Code, immediately of any change that might adversely affect my compliance with the Code.


Date: ___________________






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Note:  All  Directors,  Officers and Employees  must complete this  Statement of
Compliance and forward the completed version to the Corporate Secretary's Office on 600 de la Gauchetiere Street West, 4th Floor, Montreal, Quebec, Canada, H3B 4L2, to the attention of: Vanessa Fontana, for inclusion in NB Finance Ltd's official records.








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